As filed with the Securities and Exchange Commission on November 20, 2015

File No. 333-207752

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

( x ) Pre-Effective Amendment No. 1

(    ) Post-Effective Amendment No.

GREAT-WEST FUNDS, INC.

(Exact Name of Registrant as Specified in Charter)

8515 E. Orchard Road

Greenwood Village, Colorado 80111

Registrant’s Telephone Number, including Area Code (866) 831-7129

Edmund F. Murphy III

President and Chief Executive Officer

Great-West Funds, Inc.

8515 E. Orchard Road

Greenwood Village, Colorado 80111

(Address of Principal Executive Offices)

Copy to:

Renee M. Hardt, Esq.

Vedder Price P.C.

222 North LaSalle Street

Chicago, Illinois 60601

Approximate date of proposed public offering: As soon as practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

TITLE OF SECURITIES BEING REGISTERED: Shares of Common Stock (par value $0.10 per share) of the Registrant.

No filing fee is required because of reliance on Section 24(f) and an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 is being filed for the sole purpose of delaying the effectiveness of the Registrant’s initial Registration Statement on Form N-14 (File No. 333-207752) that was filed with the Commission on November 2, 2015. This Pre-Effective Amendment incorporates by reference the information contained in Parts A, B and C of the initial Registration Statement on Form N-14 (File No. 333- 207752) under the Securities Act of 1933, as filed with the Commission on November 2, 2015.

SIGNATURES

As required by the Securities Act of 1933, as amended, this Pre-Effective Amendment to the Registration Statement on Form N-14 has been signed on behalf of the Registrant, in the City of Greenwood Village and State of Colorado on the 19th day of November 2015.

GREAT-WEST FUNDS, INC.
(Registrant)

By:	/s/ Edmund F. Murphy III
Edmund F. Murphy III
President and Chief Executive Officer

As required by the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert K. Shaw	Chairman	November 19, 2015
Robert K. Shaw

/s/ Donna L. Lynne*	Director	November 19, 2015
Donna L. Lynne*

/s/ Gail H. Klapper*	Director	November 19, 2015
Gail H. Klapper*

/s/ Stephen G. McConahey*	Director	November 19, 2015
Stephen G. McConahey*

/s/ Edmund F. Murphy III	President & Chief Executive	November 19, 2015
Edmund F. Murphy III	Officer

/s/ Mary C. Maiers	Chief Financial	November 19, 2015
Mary C. Maiers	Officer & Treasurer

*By:	/s/ Ryan L. Logsdon	November 19, 2015
Ryan L. Logsdon
(Attorney-in-Fact pursuant to the Powers of Attorney for Ms. Klapper, Mr. McConahey, and Ms. Lynne filed as Exhibit (16) to the Registrant’s Registration Statement on Form N-14 (File No. 333-207752), filed with the SEC on November 2, 2015, which is incorporated herein by reference).